UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NEXTWAVE WIRELESS INC.
(Name of Issuer)

Common Stock, par value $0.07 per share
(Title of Class of Securities)

65337Y409
(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer
Avenue Capital Group
399 Park Avenue, 6th Floor
New York, NY 10022
(212) 850-3520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2012
(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box  [¨]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Cusip No. 65337Y409                                                 13D                                            Page 2 of 26

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P. (“Avenue Capital Management II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,178,148[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,178,148
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,178,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[2]
14	TYPE OF REPORTING PERSON PN

1.

 Includes 101,353 shares of common stock underlying stock options granted by Nextwave Wireless, Inc. (the “Issuer”) to Robert T. Symington, an employee of Avenue Capital Management II, L.P. (“Avenue Capital Management II”) and former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.  This number also includes 250,507 shares of common stock held by Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”), 19,490 shares of common stock held by Avenue Investments, L.P. (“Avenue Investments”) and 3,806,798 shares of common stock held by Avenue AIV US, L.P. (“Avenue AIV”).  Avenue Spec IV, Avenue Investments, Avenue AIV, Avenue International (as defined herein) and CDP-Global (as defined herein) are referred to herein as the Funds.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 3 of 26

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC (“GenPar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,178,148[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,178,148
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,178,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 4 of 26

1	NAMES OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,178,148[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,178,148
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,178,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%[2]
14	TYPE OF REPORTING PERSON IN

1.

This number represents shares held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 5 of 26

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,738[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 297,738
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[2]
14	TYPE OF REPORTING PERSON PN

1.

Includes 47,231 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 250,507 shares of common stock held by Avenue Spec IV.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 6 of 26

1	NAMES OF REPORTING PERSONS Avenue Capital Partners IV, LLC (“Avenue Capital IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,738[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 297,738
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue Spec IV.  Avenue Capital IV is the general partner of Avenue Spec IV.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 7 of 26

1	NAMES OF REPORTING PERSONS GL Partners IV, LLC (“GL IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,738[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 297,738
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue Spec IV.  GL IV is the managing member of Avenue Capital IV, the general partner of Avenue Spec IV.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 8 of 26

1	NAMES OF REPORTING PERSONS Avenue Investments, L.P. (“Avenue Investments”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,889[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,889
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14	TYPE OF REPORTING PERSON PN

1.

Includes 9,399 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 19,490 shares of common stock held by Avenue Investments.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 9 of 26

1	NAMES OF REPORTING PERSONS Avenue Partners, LLC (“Avenue Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,440[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 45,440
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue Investments and through Avenue International GenPar (as defined below) as general partner of Avenue International.  Avenue Partners is the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 10 of 26

1	NAMES OF REPORTING PERSONS Avenue International Master, L.P. (“Avenue International”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,551[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,551
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14	TYPE OF REPORTING PERSON PN

1.

Includes 16,551 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 11 of 26

1	NAMES OF REPORTING PERSONS Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,551[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,551
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 12 of 26

1	NAMES OF REPORTING PERSONS Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,025[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,025
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%[2]
14	TYPE OF REPORTING PERSON PN

1.

Includes 4,025 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 13 of 26

1	NAMES OF REPORTING PERSONS Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,025[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,025
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by CDP Global.  CDP Global GenPar is the general partner of CDP Global.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 14 of 26

1	NAMES OF REPORTING PERSONS Avenue AIV US, L.P. (“Avenue AIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,806,798[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,806,798
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,806,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%[2]
14	TYPE OF REPORTING PERSON PN

1.

Represents shares of common stock held by Avenue AIV.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 15 of 26

1	NAMES OF REPORTING PERSONS Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,806,798[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,806,798
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,806,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue AIV.  Avenue AIV GenPar is the general partner of Avenue AIV.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 16 of 26

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,147[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,147
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14	TYPE OF REPORTING PERSON PN

1.

Includes 24,147 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 17 of 26

1	NAMES OF REPORTING PERSONS Avenue Capital Partners V, LLC (“Avenue Capital V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,147[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,147
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue Spec V.  Avenue Capital V is the general partner of Avenue Spec V.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 18 of 26

1	NAMES OF REPORTING PERSONS GL Partners V, LLC (“GL V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,147[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,147
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14	TYPE OF REPORTING PERSON CO

1.

This number represents shares held by Avenue Spec V.  GL V is the managing member of Avenue Capital V, the general partner of Avenue Spec V.

2.

Based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

Cusip No. 65337Y409                                                 13D                                            Page 19 of 26

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amend the following items on Amendment No. 5 to the Schedule 13D originally filed by the Reporting Persons on November 19, 2008, as amended on April 30, 2009, July 10, 2009, December 18, 2009 and August 9, 2012.  On June 21, 2010, the Issuer effected a 1-for-7 reverse stock split.  The securities reported herein reflect the number of shares of common stock after adjustment for the reverse stock split on June 21, 2010.

ITEM 4.

PURPOSE OF TRANSACTION.

Amended and Restated Third Lien Notes

On August 16, 2012, the Issuer amended and restated its Third Lien Subordinated Secured Convertible Notes due 2013 (the “Third Lien Notes”) to be no longer convertible into common stock of the Issuer and to be split into two series whereby certain Third Lien Notes in the aggregate principal amount of $318,627,451 with accrued and unpaid interest through August 15, 2012 of $6,372,549 are direct obligations of the Issuer (the “NextWave Inc. Third Lien Notes”) and the remaining principal balance of the Third Lien Notes in the aggregate principal amount of $428,321,090 plus accrued and unpaid interest through August 15, 2012 of $8,566,422 became the direct obligations of NextWave Holdco (“the “NextWave Holdco Notes”).  NextWave Holdco was formed by the Issuer on August 8, 2012 in connection with the proposed acquisition of the Issuer by AT&T Inc. by means of a merger (the “Merger”).  NextWave Holdco will assume all assets and liabilities of the Issuer and its subsidiaries not relating solely to the Wireless Communication Services and Advanced Wireless Services wireless spectrum licenses to be acquired by AT&T Inc.  The NextWave Inc. Third Lien Notes and NextWave Holdco Notes contain representations and warranties, affirmative and negative covenants and events of default that are substantially the same as the corresponding provisions of the original Third Lien Notes.  The terms of the NextWave Holdco Third Lien Notes contain additional restrictive covenants as discussed further in the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012 (the “Issuer’s Form 8-K on Amendment and Restatement of Notes”).  Further details concerning the amendment and restatement of the Third Lien Notes and other related transactions in connection with the Merger are described in the Issuer’s Form 8-K on Amendment and Restatement of Notes.

The descriptions in this Statement of the NextWave Inc. Third Lien Notes and NextWave Holdco Notes are qualified in its entirety by reference to the full text of the Amended and Restated Spinco Third Lien Subordinated Exchange Agreement and Amended and Restated Parent Third Lien Subordinated Exchange Agreement, copies of which are filed herewith as Exhibits 15 and 16, respectively and incorporated by reference in this Statement.

As described in Item 4 of Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on August 9, 2012, the holders of the NextWave Holdco Notes have a call right for the purchase of all of the limited liability company interests of NextWave Holdco under certain circumstances, which will not be exercisable until receipt of any required regulatory approvals.  In addition, immediately prior to the closing of the Merger, all of the NextWave Holdco Notes will be automatically redeemed for all of the limited liability company interests of NextWave Holdco.  The description of the call right is qualified in its entirety be reference to the full text of the Call Option/Note Redemption Agreement, a copy of which is filed herewith as Exhibit 17 and incorporated by reference in this Statement.

Except as described herein and in the Issuer’s Current Report on Form 8-K filed on August 6, 2012 and the Issuer’s Form 8-K on Amendment and Restatement of Notes, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s common stock outstanding for each of the Reporting Persons:

Name	Number of Shares	Percentage of Class (%)
Avenue Capital Management II	4,178,148	16.7
GenPar	4,178,148	16.7
Marc Lasry	4,178,148	16.7
Avenue Spec IV	297,738	1.2
Avenue Capital IV	297,738	1.2
GL IV	297,738	1.2
Avenue Investments	28,889	0.1
Avenue Partners	45,440	0.2
Avenue International	16,551	0.1
Avenue International GenPar	16,551	0.1
CDP Global	4,025	0.01
CDP Global GenPar	4,025	0.01
Avenue AIV	3,806,798	15.2
Avenue AIV GenPar	3,806,798	15.2
Avenue Spec V	24,147	0.1
Avenue Capital V	24,147	0.1
GL V	24,147	0.1

The percentage of class is calculated based on 25,039,485 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on August 9, 2012, together with the 101,353 shares of common stock underlying the stock options issued to Mr. Symington).

As a result of the Voting Agreements discussed in Item 6 of Amendment No. 4 to the Schedule 13D as filed by the Reporting Persons on August 9, 2012, Avenue AIV, Avenue Investments and Avenue Spec IV together with the other stockholders who have each entered into separate Voting Agreements, and who collectively beneficially own approximately 59% of the outstanding shares of the Issuer’s common stock, may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any common stock beneficially owned by any of the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The beneficial ownership for each of the Reporting Persons as described in this Statement no longer includes any shares of common stock underlying the Third Lien Notes since the Third Lien Notes are no longer convertible into shares of common stock of the Issuer following the amendment and restatement of the Third Lien Notes as described in Item 4 above.  The NextWave Holdco Notes are also not convertible into any common stock or limited liability interests of NextWave Holdco.

(b)

The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares.

(c)

Except as described above and in Amendment No. 4 to the Schedule 13D as filed by the Reporting Persons on August 9, 2012, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s common stock in the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of common stock covered by this Statement.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses in Items 4 and 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement, the agreements incorporated herein by reference and set forth as exhibits hereto, and the other agreements in connection with the Merger as described in the Issuer’s Current Report on Form 8-K filed on August 6, 2012 and the Issuer’s Form 8-K on Amendment and Restatement of Notes, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Cusip No. 65337Y409                                                 13D                                            Page 21 of 26

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1

Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on November 19, 2008).

Exhibit 2

Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3

Warrant Agreement dated as of October 9, 2008, between Avenue AIV US, L.P. and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 4

Designated Director Agreement dated as of October 9, 2008, between Avenue Capital II and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.7 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 5

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 6

Registration Rights Agreement dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 7

Additional Warrant Agreement dated as of April 8, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 4.14 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2009).

Exhibit 8

Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, among NextWave Wireless Inc. as parent guarantor, NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, as guarantors, Avenue AIV US, L.P, as the note purchaser, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 8 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 9

Warrant Agreement dated as of July 2, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 9 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 10

Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc. (incorporated by reference to Exhibit 10 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 11

Note Purchase Agreement, dated as of August 1, 2012, among AT&T Inc., the Holders listed on Schedule I thereto and Wilmington Trust, National Association as Holder Representative, in respect of the Third Lien Notes (incorporated by reference to Exhibit 99.3 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

Exhibit 12

Voting Agreement dated as of August 1, 2012, by and between AT&T, Inc, Avenue AIV US, L.P., Avenue Investments, L.P. and Avenue Special Situations Fund IV, L.P.

Exhibit 13

Stock Transfer Agreement dated as of August 1, 2012, by and between Avenue AIV US, L.P., Avenue Investments, L.P. , Avenue Special Situations Fund IV, L.P. and Polygon Recovery Fund L.P.

Cusip No. 65337Y409                                                 13D                                            Page 22 of 26

Exhibit 14

Power of Attorney (incorporated by reference to Exhibit 24.2 to Form 3/A filed by Avenue Capital Management II, L.P. and other joint filers on July 27, 2010).

Exhibit 15

Amended and Restated Spinco Third Lien Subordinated Exchange Agreement, dated as of August 16, 2012, by and among NextWave Holdco LLC, NextWave Wireless LLC, AWS Wireless Inc., NextWave Broadband Inc., NW Spectrum Co. and NextWave Metropolitan, Inc., certain other guarantors named therein, certain purchasers named therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Exhibit 16

Amended and Restated Parent Third Lien Subordinated Exchange Agreement, dated as of August 16, 2012, by and among NextWave Inc., NextWave Wireless LLC, AWS Wireless Inc., NextWave Broadband Inc., NW Spectrum Co. and NextWave Metropolitan, Inc., certain other guarantors named therein, certain purchasers named therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Exhibit 17

Call Option/Note Redemption Agreement, dated as of August 16, 2012, among  NextWave Wireless LLC, NextWave Holdco LLC, Wilmington Trust, National Association, as noteholder representative and the parties listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Cusip No. 65337Y409                                                 13D                                            Page 23 of 26

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  August 24, 2012

MARC LASRY

By:

/s/ Eric Ross as attorney-in-fact

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:

Avenue Capital Management II
GenPar, LLC,
its General Partner

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By:

Avenue Capital Partners IV, LLC,
its General Partner

By:

GL Partners IV, LLC,
its Managing Member

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

Cusip No. 65337Y409                                                 13D                                            Page 24 of 26

AVENUE CAPITAL PARTNERS IV, LLC

By:

GL Partners IV, LLC,
its Managing Member

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

GL PARTNERS IV, LLC

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:

Avenue Partners, LLC,
its General Partner

By:

/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title:   Managing Member

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title:    Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By:

Avenue International Master Fund
GenPar, Ltd.
its General Partner

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title:  Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:

/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title:   Director

Cusip No. 65337Y409                                                 13D                                            Page 25 of 26

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:

Avenue Global Opportunities Fund
GenPar, LLC
its General Partner

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

 AVENUE AIV US, L.P.

By:

Avenue AIV US GenPar, LLC
its General Partner

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:

Avenue Capital Partners V, LLC,
its General Partner

By:

GL Partners V, LLC,
its Managing Member

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

Cusip No. 65337Y409                                                 13D                                            Page 26 of 26

By:

GL Partners V, LLC,
its Managing Member

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member

GL PARTNERS V, LLC

By:

/s/ Eric Ross as attorney-in-fact
Name:  Marc Lasry
Title: Managing Member